Exhibit 99.1

NEWS RELEASE

OLYMPUS ANNOUNCES CHIEF OPERATING OFFICER’S RESIGNATION

Toronto, June 20, 2012 – Olympus Pacific Minerals Inc., Chief Executive Officer, John Seton, announces the resignation of Olympus’ Chief Operating Officer (COO), Klaus Leiders, because of personal reasons.

Mr. Leiders’s duties and responsibilities will be managed by Charles Barclay (the Company’s former COO) and Paul Seton (the Company’s CCO) during the interim period while the Company selects a new COO.

The board wishes to thank Mr. Leiders for his contribution to Olympus since he was appointed Chief Operating Officer in August 2011.

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Olympus expects to expand existing gold production capacity in Vietnam over the next two years and simultaneously introduce new production capacity from Bau Central. The company also plans a substantial increase of its attributed gold resources through the exploration of advanced properties having demonstrably large upside potential.

OLYMPUS PACIFIC MINERALS INC.

John A.G. Seton
Chief Executive Officer

For further information contact:

Jim Hamilton,
VP Investor Relations
T: (416) 572-2525 or
TF: 1-888-902-5522
F: (416) 572-4202